Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2025 and 2024

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2025 (Unaudited)		December 31, 2024 (Audited)		September 30, 2024 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$23,527	5	$36,260	7	$31,215	6
Financial assets at fair value through profit or loss	1	—	—	—	1	—
Hedging financial assets	6	—	1	—	—	—
Contract assets	8,052	2	8,401	1	7,444	1
Trade notes and accounts receivable, net	26,521	5	26,026	5	23,086	5
Receivables from related parties	234	—	193	—	182	—
Inventories	13,209	3	12,087	2	11,807	2
Prepayments	6,420	1	3,138	1	5,933	1
Other current monetary assets	17,489	3	23,408	4	14,693	3
Incremental costs of obtaining contracts	339	—	339	—	339	—
Other current assets	3,990	1	3,115	1	4,223	1

Total current assets	99,788	20	112,968	21	98,923	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,222	—	1,005	—	1,033	—
Financial assets at fair value through other comprehensive income	5,683	1	4,667	1	4,808	1
Financial assets at amortized cost	2,000	—	2,000	—	—	—
Investments accounted for using equity method	8,631	2	8,879	2	8,558	2
Contract assets	4,483	1	4,327	1	4,244	1
Property, plant and equipment	283,740	55	289,840	54	283,083	56
Right-of-use assets	11,055	2	10,912	2	11,002	2
Investment properties	12,304	3	12,302	2	11,642	2
Intangible assets	61,373	12	66,283	12	67,858	13
Deferred income tax assets	1,729	—	1,661	—	2,055	—
Incremental costs of obtaining contracts	1,133	—	1,222	—	1,125	—
Net defined benefit assets	9,373	2	8,884	2	6,417	2
Prepayments	5,738	1	4,461	1	4,144	1
Other noncurrent assets	4,651	1	4,886	2	4,543	1

Total noncurrent assets	413,115	80	421,329	79	410,512	81

TOTAL	$512,903	100	$534,297	100	$509,435	100

	September 30, 2025 (Unaudited)		December 31, 2024 (Audited)		September 30, 2024 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$755	—	$215	—	$430	—
Financial liabilities at fair value through profit or loss	—	—	—	—	1	—
Hedging financial liabilities	—	—	2	—	1	—
Contract liabilities	19,010	4	16,301	3	16,239	3
Trade notes and accounts payable	13,471	3	17,743	3	12,380	3
Payables to related parties	121	—	480	—	196	—
Current tax liabilities	4,602	1	6,822	1	3,944	1
Lease liabilities	3,811	1	3,558	1	3,539	1
Other payables	23,055	4	26,581	5	21,693	4
Provisions	437	—	442	—	309	—
Current portion of long-term liabilities	1,900	—	8,803	2	8,798	2
Other current liabilities	958	—	1,050	—	1,249	—

Total current liabilities	68,120	13	81,997	15	68,779	14

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,631	1	1,600	—
Bonds payable	23,287	5	21,689	4	21,688	4
Contract liabilities	6,599	1	7,541	2	7,639	2
Deferred income taxes liabilities	2,742	1	2,658	1	2,596	2
Provisions	319	—	535	—	501	—
Lease liabilities	7,226	2	7,334	1	7,457	1
Customers’ deposits	5,227	1	5,311	1	5,115	1
Net defined benefit liabilities	2,148	—	2,107	—	2,133	—
Other noncurrent liabilities	7,000	1	7,688	1	6,933	1

Total noncurrent liabilities	56,148	11	56,494	11	55,662	11

Total liabilities	124,268	24	138,491	26	124,441	25

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	150,594	29	150,054	28	150,049	29

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,676	1	2,676	—	2,676	1
Unappropriated earnings	65,469	13	74,362	14	64,123	13

Total retained earnings	145,719	29	154,612	29	144,373	29

Others	1,098	—	586	—	561	—

Total equity attributable to stockholders of the parent	374,985	73	382,826	72	372,557	73
NONCONTROLLING INTERESTS	13,650	3	12,980	2	12,437	2

Total equity	388,635	76	395,806	74	384,994	75

TOTAL	$512,903	100	$534,297	100	$509,435	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$57,924	100	$55,614	100	$170,463	100	$164,673	100
OPERATING COSTS	36,413	62	35,208	63	105,571	62	102,948	63

GROSS PROFIT	21,511	38	20,406	37	64,892	38	61,725	37

OPERATING EXPENSES
Marketing	6,418	11	6,294	11	18,970	11	18,416	11
General and administrative	1,785	3	1,663	3	5,373	3	4,980	3
Research and development	1,098	2	1,067	2	3,229	2	3,015	2
Expected credit loss (reversal of credit loss)	113	—	(4)	—	161	—	76	—

Total operating expenses	9,414	16	9,020	16	27,733	16	26,487	16

OTHER INCOME AND EXPENSES	2	—	(9)	—	8	—	(10)	—

INCOME FROM OPERATIONS	12,099	22	11,377	21	37,167	22	35,228	21

NON-OPERATING INCOME AND EXPENSES
Interest income	181	—	173	—	695	—	568	—
Other income	62	—	94	—	443	—	419	—
Other gains and losses	(52)	—	(109)	—	(46)	—	(142)	—
Interest expenses	(91)	—	(86)	—	(273)	—	(252)	—
Share of profits of associates and joint ventures accounted for using equity method	55	—	37	—	98	—	74	—

Total non-operating income and expenses	155	—	109	—	917	—	667	—

INCOME BEFORE INCOME TAX	12,254	22	11,486	21	38,084	22	35,895	21
INCOME TAX EXPENSE	2,918	5	2,686	5	6,931	4	6,343	3

NET INCOME	9,336	17	8,800	16	31,153	18	29,552	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(283)	—	(155)	—	754	1	86	—
Gain or loss on hedging instruments subject to basis adjustment	19	—	(1)	—	7	—	(1)	—
Share of other comprehensive income (loss) of associates and joint ventures	—	—	(1)	—	(1)	—	—	—

	(264)	—	(157)	—	760	1	85	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	161	—	(22)	—	(270)	—	115	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2025		2024		2025		2024
	Amount	%	Amount	%	Amount	%	Amount	%
Share of other comprehensive income (loss) of associates and joint ventures	$19	—	$20	—	$(4)	—	$42	—

	180	—	(2)	—	(274)	—	157	—

Total other comprehensive income (loss), net of income tax	(84)	—	(159)	—	486	1	242	—

TOTAL COMPREHENSIVE INCOME	$9,252	17	$8,641	16	$31,639	19	$29,794	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,941	16	$8,534	16	$29,896	17	$28,751	18
Noncontrolling interests	395	1	266	—	1,257	1	801	—

	$9,336	17	$8,800	16	$31,153	18	$29,552	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,846	16	$8,373	16	$30,406	18	$28,959	18
Noncontrolling interests	406	1	268	—	1,233	1	835	—

	$9,252	17	$8,641	16	$31,639	19	$29,794	18

EARNINGS PER SHARE
Basic	$1.15		$1.11		$3.85		$3.71

Diluted	$1.15		$1.10		$3.85		$3.70

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent

			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings						Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Payment of unclaimed dividend	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Actual disposal of interests in subsidiaries	—	224	—	—	—	—	—	—	—	—	224	35	259
Net income for the nine months ended September 30, 2024	—	—	—	—	28,751	28,751	—	—	—	—	28,751	801	29,552
Other comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	—	—	122	87	(1)	208	208	34	242

Total comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	28,751	28,751	122	87	(1)	208	28,959	835	29,794

Changes in equities of subsidiaries	—	(3)	—	—	—	—	—	—	—	—	(3)	33	30

BALANCE, SEPTEMBER 30, 2024	$77,574	$150,049	$77,574	$2,676	$64,123	$144,373	$(46)	$608	$(1)	$561	$372,557	$12,437	$384,994

BALANCE, JANUARY 1, 2025	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
Appropriation of 2024 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(38,787)	(38,787)	—	—	—	—	(38,787)	—	(38,787)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,094)	(1,094)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	532	—	—	—	—	—	—	—	—	532	500	1,032
Net income for the nine months ended September 30, 2025	—	—	—	—	29,896	29,896	—	—	—	—	29,896	1,257	31,153
Other comprehensive income (loss) for the nine months ended September 30, 2025	—	—	—	—	(2)	(2)	(260)	765	7	512	510	(24)	486

Total comprehensive income (loss) for the nine months ended September 30, 2025	—	—	—	—	29,894	29,894	(260)	765	7	512	30,406	1,233	31,639

Changes in equities of subsidiaries	—	6	—	—	—	—	—	—	—	—	6	12	18
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	19	19

BALANCE, SEPTEMBER 30, 2025	$77,574	$150,594	$77,574	$2,676	$65,469	$145,719	$(237)	$1,329	$6	$1,098	$374,985	$13,650	$388,635

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$38,084	$35,895
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	25,050	24,658
Amortization	5,003	5,021
Amortization of incremental costs of obtaining contracts	709	671
Expected credit loss	161	76
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	75	126
Interest expense	273	252
Interest income	(695)	(568)
Dividend income	(281)	(240)
Compensation cost of share-based payment transactions	4	7
Share of profits of associates and joint ventures accounted for using equity method	(98)	(74)
Loss (gain) on disposal of property, plant and equipment	(8)	10
Gain on disposal of financial instruments	—	(1)
Loss (gain) on disposal of investments accounted for using equity method	6	(61)
Provision for impairment loss and obsolescence of inventory	55	63
Gain on disposal of subsidiaries	(15)	—
Others	(6)	13
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	181	(1,208)
Trade notes and accounts receivable	(685)	1,707
Receivables from related parties	(41)	(104)
Inventories	(1,184)	(349)
Prepayments	(3,075)	(2,864)
Other current assets	(877)	(1,401)
Other current monetary assets	(1,471)	(11)
Incremental cost of obtaining contracts	(620)	(985)
Increase (decrease) in:
Contract liabilities	1,775	2,230
Trade notes and accounts payable	(4,262)	(2,016)
Payables to related parties	(359)	(189)
Other payables	(2,029)	(1,626)
Provisions	(221)	(12)
Net defined benefit plans	(448)	(419)
Other current liabilities	(95)	275

Cash generated from operations	54,906	58,876

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2025	2024
Interests paid	$(312)	$(288)
Income taxes paid	(9,137)	(8,831)

Net cash provided by operating activities	45,457	49,757

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(262)	(313)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	6
Acquisition of financial assets at fair value through profit or loss	(297)	(127)
Proceeds from disposal of financial assets at fair value through profit or loss	—	4
Acquisition of investments accounted for using equity method	(14)	(400)
Proceeds from disposal of investments accounted for using equity method	5	—
Net cash outflow from loss of control of subsidiaries	(9)	—
Acquisition of property, plant and equipment	(17,301)	(16,016)
Proceeds from disposal of property, plant and equipment	15	10
Acquisition of intangible assets	(91)	(137)
Acquisition of investment properties	(7)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(43,443)	(56,161)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	50,767	61,788
Decrease in other noncurrent assets	221	82
Increase in prepayments for leases	(1,485)	(1,043)
Interests received	687	605
Dividends received	564	571
Proceeds from profit distribution of financial assets at fair value through profit or loss	4	3

Net cash used in investing activities	(10,646)	(11,128)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,880	720
Repayment of short-term loans	(2,275)	(875)
Proceeds from issuance of bonds	3,500	—
Repayment of bonds payable	(8,800)	—
Payments for transaction costs attributable to the issuance of bonds	(5)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2025	2024
Repayment of long-term loans	$(35)	$—
Decrease in customers’ deposits	(75)	(205)
Payments for the principal of lease liabilities	(3,157)	(2,924)
Decrease in other noncurrent liabilities	(688)	(473)
Cash dividends paid	(38,787)	(36,910)
Partial disposal of interests in subsidiaries without losing control	—	259
Cash dividends distributed to noncontrolling interests	(1,079)	(887)
Change in other noncontrolling interests	1,045	23
Unclaimed dividend (payment of unclaimed dividend)	2	—

Net cash used in financing activities	(47,474)	(41,272)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(70)	34

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,733)	(2,609)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,260	33,824

CASH AND CASH EQUIVALENTS, END OF PERIOD	$23,527	$31,215

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2025 and 2024, the related consolidated statements of comprehensive income for the three months ended September 30, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2025 and 2024 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.